

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2024

Cong Qu
Financial Director
SUPER HI INTERNATIONAL HOLDING LTD.
1 Paya Lebar Link, #09-04
PLQ 1 Paya Lebar Quarter
Singapore 408533

> **Re: SUPER HI INTERNATIONAL HOLDING LTD.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted March 8, 2024**
> **CIK No. 0001995306**

Dear Cong Qu:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 23, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

General

1. We note your response to prior comment 6 and reissue it in part. Please further revise the relevant risk factor on page 37 as well as the "Enforceability of Civil Liabilities" section to clearly identify the executive officer who resides in mainland China.

Cong Qu
SUPER HI INTERNATIONAL HOLDING LTD.
April 2, 2024
Page 2

       Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Dr. Mengyu Lu